Mail Stop 3561

December 21, 2005


Via U.S. Mail

Mr. Jirka Rysavy
Chief Executive Officer
Gaiam, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021


	RE:	Gaiam, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 3, 2005
		Form 10-Q for the quarter ended September 30, 2005
		File No. 0-27517

Dear Mr. Rysavy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Quarterly Report on Form 10-Q for the quarter ended September 30,
2005
Notes to Interim Condensed Consolidated Financial Statements, page
7
Note 2.  Mergers and Acquisitions, page 9

1. It is unclear to us as to the nature of the acquisition of Good Times in September 2005. Please tell us and disclose in future filings to what extent you acquired control of and percentage of equity interests in Good Times through the acquisition. If you did not acquire control, please tell us how the transaction properly reflects a business combination under SFAS 141 rather than a purchase of assets. If a business was not acquired, please explain why you believe it was appropriate to recognize goodwill. Refer to the related guidance in EITF 98-3. Include in your response any liabilities assumed as part of the acquisition.

2. If the acquisition of GoodTimes represents a business combination, please revise to include the pro forma disclosures required by paragraphs 54, 55 and 58 of SFAS No.141, as applicable.

3. Also, please revise to disclose the factors that contributed to a purchase price resulting in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No.141.


Periodic Report on Form 8-K/A filed November 29, 2005
Exhibit 99.1 GT Brands LLC Financial Statements

4. If it is determined that the acquisition of Good Times was a business combination, please amend your 8-K/A to include the audit report for all periods presented in the financial statements of GT Brands LLC. Refer to Regulation S-X, Article 3-05.

5. If it is determined that the acquisition of Good Times was a business combination, please amend your 8-K/A to also include financials through the most recent interim period, as applicable of
GT Brands LLC.  Refer to Regulation S-X, Article 3-05(b)(2).

6. Please tell us and clarify in an amended Form 8-K why you have included financial statements for both GT Brands LLC and Subsidiaries and GT Brands Holdings LLC and Subsidiaries for 2003 in your Form 8-K filing. Your revised Form 8-K should clearly explain the nature of the assets or interests acquired in your recent acquisition transaction and should explain why financial statements for both entities have been provided. We may have further comment upon receipt of your response.


Financial Statements of GT Brands LLC and Subsidiaries

7. Revise the statements of operations of GT Brands LLC and Subsidiaries to eliminate the subtitle "Loss from Operations Before
Impairment of Goodwill and Intangible Assets" as the presentation of this subtotal is not appropriate. Refer to the guidance outlined in
SAB Topic 5:P, Question 2. The pro forma statements of operations included in your Form 8-K/A should be similarly revised.


Exhibit 99.2 Pro Forma Financial Statements
Pro Forma Statements of Operations

8. Revise to eliminate the pro forma adjustments (4) and (5) eliminating impairment of goodwill and intangible assets and the gain on sale of REPS LLC. As these events or transactions occurred prior to the acquisition of GoodTimes Entertainment and were reflected in its historical financial statements prior to the acquisition, they are not directly attributable to the acquisition transaction and should not be eliminated through pro forma adjustments. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X. Please note however that the notes to the pro forma statements of operations should however disclose that the pro forma results of operations include these transactions. See Rule 11-02(c)(4) of Regulation S-X.


Notes to Unaudited Pro Forma Condensed Combined Statements of
Operations

9. Your disclosure in the notes to the pro forma statements indicate that you have not adjusted to reflect the exclusion of revenue and expenses related to those titles which Gaiam did not acquire from GT.
Please revise to exclude the revenue and operating results associated with these contracts and titles not acquired or explain why you believe your current presentation is appropriate.

10. Refer to Note 3 - Please revise to disclose the useful lives used to determine the amortization expense associated with each category of intangible assets acquired in connection with the acquisition of
GoodTimes Entertainment.

11. Refer to Note 6 - Please expand your footnote disclosure to clarify why this adjustment is factually supportable and directly attributable to the acquisition transaction. If this is because the
GoodTimes debt was not assumed by the Company, please state this in your revised disclosure.

12. Refer to Note 7 - Please expand Note 7 to explain the Company`s basis for the conclusion that a tax benefit on losses incurred by GoodTimes during 2004 and the nine months ended September 30, 2005 should be recognized since management believes it will be able to use the net operating loss carryforwards from these periods to offset future taxable income.


*    *    *    *


As appropriate, please amend your September 30, 2005 10-Q and November 29, 2005 8-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Jirka Rysavy
Gaiam, Inc.
December 21, 2005
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